UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 8)

Under the Securities Exchange Act of 1934

SouFun Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value HK$1.00 per share
(Title of Class of Securities)

836034108**
(CUSIP Number)

Amit Gupta
6th Floor, Tower A
1 CyberCity, Ebene, Mauritius
+230 (403) 6074
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

With a copy to:

Thomas J. Murphy
c/o General Atlantic Service Company, LLC
55 East 52nd Street, 32nd Floor
New York, New York 10055
(203) 629-8600

March 4, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**  This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A ordinary share.  No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836034108	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 222,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 222,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 836034108	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Mauritius Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 222,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 222,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 836034108	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar (Mauritius) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 222,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 222,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 836034108	SCHEDULE 13D	Page 5 of 8

Item 1.  Security and Issuer.

This Amendment No. 8 (this “Amendment”) to the Schedule 13D filed on September 30, 2010, as amended by Amendment No. 1 to such Schedule 13D filed on November 6, 2012, Amendment No. 2 to such Schedule 13D filed on November 28, 2012, Amendment No. 3 to such Schedule 13D filed on August 26, 2013, Amendment No. 4 to such Schedule 13D filed on September 16, 2013, Amendment No. 5 to such Schedule 13D filed on November 15, 2013, Amendment No. 6 to such Schedule 13D filed on February 14, 2014 and Amendment No. 7 to such Schedule 13D filed on February 20, 2014, relates to the Class A ordinary shares, par value HK$1.00 per share (the “Class A ordinary shares”) and American Depositary Shares (the “ADSs”) evidenced by American Depositary Receipts, each representing one Class A ordinary share, in each case, of SouFun Holdings Limited (the “Company”), and is being filed to amend the Schedule 13D as specifically set forth below. The principal executive offices of the Company are located at F9M, Building 5, Zone E, Hanwei International Plaza, Fengmao South Road, Fengtai District, Beijing 100070, People’s Republic of China.

The Company’s ADSs are listed on the New York Stock Exchange under the symbol “SFUN.”  The Reporting Persons own both Class A ordinary shares and ADSs.

This Amendment is being filed to report the fact that as of March 4, 2014, the Reporting Persons have ceased to be the beneficial owners of more than 5% of the Class A ordinary shares (inclusive of ADSs).

Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

Item 2.  Identity and Background.

No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

No material change.

CUSIP No. 836034108	SCHEDULE 13D	Page 6 of 8

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraph to the end thereof :

“Between February 20, 2014 and March 4, 2014, GA Mauritius sold an aggregate of 4,278,000 ADSs (representing 4,278,000 Class A ordinary shares) in open market transactions.  In connection with and prior to the sale, GA Mauritius deposited an aggregate of 4,267,981 Class A ordinary shares against the issuance of a like amount of ADSs, which were sold together with ADSs on hand.”

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

All ownership percentages set forth herein assume that there are 57,196,844 Class A ordinary shares outstanding, as reported in the Company’s Form 6-K filed with the Securities and Exchange Commission on November 22, 2013.

(a)  As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 222,000 Class A ordinary shares (which includes 521 Class A ordinary shares underlying a like amount of ADSs), representing 0.4% of the Company’s issued and outstanding Class A ordinary shares.

CUSIP No. 836034108	SCHEDULE 13D	Page 7 of 8

By virtue of the fact that (i) GenPar owns a majority of GA Mauritius’ voting shares and (ii) GA owns all of the outstanding shares of GenPar, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the Class A Ordinary Shares and ADSs owned of record by GA Mauritius.  As a result, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 222,000 Class A ordinary shares (which includes 521 Class A ordinary shares underlying a like amount of ADSs), calculated on the basis of the number of Class A ordinary shares that may be acquired by the Reporting Persons within 60 days, or 0.4% of the Company’s issued and outstanding Class A ordinary shares.

(b)  Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 222,000 Class A ordinary shares that may be deemed to be owned beneficially by each of them.

(c)  Except as set forth in this Item 5(c), Item 3, or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A ordinary shares during the past 60 days.

On February 10, 2014, GA Mauritius sold 475,000 ADSs (representing 475,000 Class A ordinary shares), at a price of $80.1981 per ADS, in an open market transaction.  In connection with and prior to the sale, GA Mauritius deposited an aggregate of 473,887 Class A ordinary shares against the issuance of a like amount of ADSs, which were sold together with ADSs on hand.

On February 11, 2014, GA Mauritius sold 75,000 ADSs (representing 75,000 Class A ordinary shares), at a price of $78.3216 per ADS, in an open market transaction.  In connection with and prior to the sale, GA Mauritius deposited an aggregate of 74,824 Class A ordinary shares against the issuance of a like amount of ADSs, which were sold together with ADSs on hand.

On February 12, 2014, GA Mauritius sold 2,450,000 ADSs (representing 2,450,000 Class A ordinary shares), at a price of $78.0171 per ADS, in an open market transaction.  In connection with and prior to the sale, GA Mauritius deposited an aggregate of 2,444,262 Class A ordinary shares against the issuance of a like amount of ADSs, which were sold together with ADSs on hand.

On February 18, 2014, GA Mauritius sold 1,100,000 ADSs (representing 1,100,000 Class A ordinary shares), at a price of $80.4497 per ADS, in an open market transaction.  In connection with and prior to the sale, GA Mauritius deposited an aggregate of 1,097,424 Class A ordinary shares against the issuance of a like amount of ADSs, which were sold together with ADSs on hand.

On February 19, 2014, GA Mauritius sold 510,851 ADSs (representing 510,851 Class A ordinary shares), at a price of $82.5890 per ADS, in an open market transaction.  In connection with and prior to the sale, GA Mauritius deposited an aggregate of 509,655 Class A ordinary shares against the issuance of a like amount of ADSs, which were sold together with ADSs on hand.

On February 20, 2014, GA Mauritius sold 200,000 ADSs (representing 200,000 Class A ordinary shares), at a price of $81.3412 per ADS, in an open market transaction.  In connection with and prior to the sale, GA Mauritius deposited an aggregate of 199,532 Class A ordinary shares against the issuance of a like amount of ADSs, which were sold together with ADSs on hand.

On February 28, 2014, GA Mauritius sold 15,000 ADSs (representing 15,000 Class A ordinary shares), at a price of $80.3462 per ADS, in an open market transaction.  In connection with and prior to the sale, GA Mauritius deposited an aggregate of 14,965 Class A ordinary shares against the issuance of a like amount of ADSs, which were sold together with ADSs on hand.

On March 3, 2014, GA Mauritius sold 213,000 ADSs (representing 213,000 Class A ordinary shares), at a price of $79.4300 per ADS, in an open market transaction.  In connection with and prior to the sale, GA Mauritius deposited an aggregate of 212,501 Class A ordinary shares against the issuance of a like amount of ADSs, which were sold together with ADSs on hand.

On March 4, 2014, GA Mauritius sold 3,850,000 ADSs (representing 3,850,000 Class A ordinary shares), at a price of $80.6224 per ADS, in an open market transaction.  In connection with and prior to the sale, GA Mauritius deposited an aggregate of 3,840,983 Class A ordinary shares against the issuance of a like amount of ADSs, which were sold together with ADSs on hand.

(d)  No person other than the persons listed or the shareholders of GA Mauritius is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

No material change.

Item 7.  Materials to be Filed as Exhibits.

No material change.

CUSIP No. 836034108	SCHEDULE 13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2014.

GENERAL ATLANTIC LLC

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Managing Director

GENERAL ATLANTIC MAURITIUS LIMITED

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Director

GENERAL ATLANTIC GENPAR (MAURITIUS) LIMITED

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Director